EXHIBIT 12.1

FEDEX CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

(IN MILLIONS, EXCEPT RATIOS)

	Six Months Ended
	November 30,		Year Ended May 31,
	2017	2016	2017	2016	2015	2014	2013
Earnings:
Income before income taxes	$2,121	$2,220	$4,579	$2,740	$1,627	$3,658	$4,338
Add back:
Interest expense, net of capitalized interest	257	242	502	336	235	160	82
Amortization of debt issuance costs	2	6	11	8	5	4	5
Portion of rent expense representative of interest factor	600	489	1,182	924	908	876	864
Earnings as adjusted	$2,980	$2,957	$6,274	$4,008	$2,775	$4,698	$5,289
Fixed Charges:
Interest expense, net of capitalized interest	$257	$242	$502	$336	$235	$160	$82
Capitalized interest	31	21	41	42	37	29	45
Amortization of debt issuance costs	2	6	11	8	5	4	5
Portion of rent expense representative of interest factor	600	489	1,182	924	908	876	864
	$890	$758	$1,736	$1,310	$1,185	$1,069	$996
Ratio of Earnings to Fixed Charges	3.3	3.9	3.6	3.1	2.3	4.4	5.3